Averion International Corp.
225 Turnpike Road
Southborough, Massachusetts 01772
November 3, 2009
Mail Stop: 4720
Michael Rosenthall
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4720

Re:	Averion International Corp.
Preliminary Information Statement on Schedule 14C
Filed September 4, 2009
File No. 000-50095

Schedule 13E-3
Filed on September 4, 2009
File No. 005-81151

Schedule 13D/A
Filed July 2, 2008 by Comvest Partners II, LLC,
Comvest Group Holdings LLC and M. Falk
File No. 005-81151

Schedule 13D/A
Filed November 9, 2007 by P. Lavin
File No. 005-81151
Dear Mr. Rosenthall:
     Averion International Corp. (the “Company”) has reviewed your letter dated October 28, 2009 (the “October 28 Comment Letter”) regarding the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”), Schedule 13E-3 (the “13E-3”) and Schedule 13DAs (the “13D/As”). The Company responds to the October 28 Comment Letter as set forth below. The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the October 28 Comment Letter. In addition, for your convenience, we have restated each of your comments as set forth in the October 28 Comment Letter immediately preceding each of our responses below.
Preliminary Information Statement on Schedule 14C
General
     1. We note that you identify ComVest Investment Partners II LLC as, “ComVest” on page 3 of your information statement, but that you use the abbreviated, “ComVest” prior to that in the information statement. Please revise to identify the abbreviation the first time it is used in the information statement to avoid confusion.
     RESPONSE: We have revised the identification of ComVest Investment Partners II LLC to include the abbreviated “ComVest” on page 2 of the Information Statement, the first time that Comvest Investment Partners II LLC is identified in the Information Statement. In addition, we have

Michael Rosenthall
November 3, 2009

revised the identification of ComVest on page 3 of the Information Statement to refer to the abbreviated “ComVest” only.
Summary of Terms of Reverse/Forward Stock Split, page 2
     2. We note that you expanded your disclosure here to provide a reference to the names of the major shareholders who will remain after your going private transaction, any current relationship between those shareholders and the company or its affiliates, and the number and percentage of post-split outstanding shares that each of those shareholders will hold after the reverse split. However, we ask that you please include the names and relationships to the company of those shareholders, in addition to the reference you included, in your summary of terms.
     RESPONSE: We have revised the disclosure to include the names and relationships to the Company of those major shareholders who will remain after the going private transaction on page 5 of the Information Statement.
Fairness of the Reverse/Forward Stock Split to Stockholders, page 26
     3. We note your response to prior comment 17 that you have revised your disclosure to include the applicable information on page 27 of the information statement. However, no expanded disclosure in response to that prior comment 17 appears on page 27, or elsewhere in your information statement. Therefore, our prior comment is reissued.
     RESPONSE: We have modified the disclosure on page 27 of the Information Statement to clarify that no offer was ever received and that the preliminary discussions with the third party did not result in an offer from the third party.
Schedules 13D/A filed October 9, 2009
     4. We refer you to comment 25 of our initial letter and the Schedules 13D/A filed in response. Please provide us with a written response explaining why the reporting persons were unable to report their holdings during the period from their prior filing of Schedule 13D through October 9, 2009 in accordance with the reporting requirements set forth in Rule 13d-2 of Regulation 13D-G.
     RESPONSE: Since the original filing of ComVest’s and Mr. Falk’s prior Schedule 13D/A filed in July 2008, ComVest and Mr. Falk did not file any Schedule 13D/A prior to October 9, 2009 because neither ComVest nor Mr. Falk experienced a material change in ComVest’s holdings reportable on Schedule 13D. In addition, prior to receipt of your initial comment letter, neither ComVest nor Mr. Falk was aware that a stockholder’s consent to a going private transaction triggered the necessity of filing a Schedule 13D/A. The lack of filing of any Schedule 13D/A upon the consent to the going private transaction was unintentional and inadvertent. Based on your initial comment letter, and after consultation with independent counsel, ComVest and Mr. Falk filed the necessary Schedule 13D/A as promptly as practicable in order to remedy the delayed filing originally necessitated by ComVest’s consent to the going private transaction.
     Similarly, since the original filing of Dr. Lavin’s prior Schedule 13D/A filed in November 2007, Dr. Lavin did not file any Schedule 13D/A prior to October 9, 2009 because he did not experience a material change in his holdings reportable on Schedule 13D. In addition, prior to receipt of your initial comment letter, Dr. Lavin was unaware that a stockholder’s consent to a going private transaction triggered the necessity of filing a Schedule 13D/A. The lack of filing of any Schedule

Michael Rosenthall
November 3, 2009

13D/A upon the consent to the going private transaction was unintentional and inadvertent. Based on your initial comment letter, and after consultation with independent counsel, Dr. Lavin filed the necessary Schedule 13D/A as promptly as practicable in order to remedy the delayed filing originally necessitated by Dr. Lavin’s consent to the going private transaction.
     5. We note the October 9, 2009 filing of Schedules 13D/A. Please amend each filing to reflect all material changes that would have necessitated amendments inclusive of the event that necessitated an amendment to reflect the decision to engage in the going private transaction. Identity on the cover page of each Schedule 13D, the first date an amendment was required and detail each event thereafter between the last Schedule 13D filed prior to October 9, 2009 and October 9, 2009 that would have necessitated amendments to the disclosure provided in response to the Item requirements. Your filing should list all the relevant dates associated with missed amendments. Alternatively, please confirm that the October 9, 2009 filing reflects the only changes since the last filing of Schedule 13D for the respective reporting person(s).
     RESPONSE: Each of ComVest and Messrs. Falk and Lavin has confirmed that his or its respective Schedule 13D/A filed on October 9, 2009 reflects the only changes for each such reporting person since the last filing of his or its Schedule 13D.
* * *
     In connection with responding to the October 28 Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further comments regarding this letter, the response contained herein or any of the Information Statement, 13E-3 or 13D/As, please contact the undersigned or our outside counsel, Adam Lenain, Esq., c/o Foley & Lardner LLP, 402 W. Broadway, Suite 2100, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.

Sincerely,
/s/ James H. McGuire
James H. McGuire